

May 10, 2013

Gregg Carpene, Esq.
Chief Legal Officer
TRAC Intermodal LLC
211 College Road East
Princeton, NJ 08540

> **Re: TRAC Intermodal LLC**
> **Registration Statement on Form S-4**
> **Filed April 26, 2013**
> **File No. 333-188177**

Dear Mr. Carpene:

We have reviewed your responses to the comments in our letter dated April 12, 2013 and have the following additional comments.

Industry Trends, page 6

Shipping line customers looking to exit chassis ownership, page 7

1. We note your response to our prior comment 15. Please briefly describe what is meant by the "motor carrier model," as well as explain how it differs from the shipping lines providing the service. Also, please briefly explain how you believe this transition provides opportunities for you.

Neutral chassis pools, page 82

2. We note your response to our prior comment 25. Please revise to state as your belief that once customers switch from operating their own chassis to relying on your neutral chassis pools, it may be operationally difficult to discontinue using the chassis in your pools.

Inventory and depot storage, page 121

3. We note your response to our prior comment 35. Please revise to state as your belief that Co-ops pools require collective decision-making by their contributors which might slow their ability to right-size their pool and thus provides you with an operational advantage.

Our chassis suppliers, page 123

4. We note your response to our prior comment 26. Please revise to state as your belief that most of your customers do not possess either the expertise or component parts to remanufacture chassis, which provides you with an advantage in the market.

Exhibit 5.1

5. We note your response to our prior comment 44 and reissue the comment, as the included language seems to assume material facts underlying the opinion. You indicate in your response that conditions precedent remain to be satisfied prior to the creation of a valid, binding and enforceable obligation. The binding obligation opinion should encompass the opinion that the registrant has taken the required steps to authorize the obligation. Refer to Section II.B.1.e. of Staff Legal Bulletin No. 19, Legality and Tax Opinions, available on the SEC website. Please delete the language on page 3 of the opinion that reads, "(a) we have assumed that each Registrant …has satisfied … those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it…."

Exhibit 99.1, Letter of Transmittal

6. Please delete the language in the letter of transmittal that says the note holder represents, warrants and agrees that he/she has "reviewed" the Prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor